Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Atlis Motor Vehicle Inc.
7259 East Posada Ave
MESA, AZ 85212
atlismotorvehicles.com

Up to $1,021,709.35 in Common Stock at $5.93
Minimum Target Amount: $9,997.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Atlis Motor Vehicle Inc.
Address: 7259 East Posada Ave, MESA, AZ 85212
State of Incorporation: DE
Date Incorporated: November 09, 2016

Terms:

Equity

Offering Minimum: $9,997.98 | 1,686 shares of Common Stock
Offering Maximum: $1,021,709.35 | 172,295 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.93
Minimum Investment Amount (per investor): $296.50

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Early bird investor bonus

Any investor who invest in the first 24 hours of the campaign going live will receive a bonus 50% additional shares.

Early adopter investor bonus

Any investor who invests within the second 24 hours of the campaign going live will receive a bonus 25% additional shares.

I want to be in the first week bonus

Any investor who invests within the first week of the campaign going live will receive a bonus 10% additional shares.

Perks*

Invest Up to $500

Get $500 off the purchase of your XT Pickup truck, or 1 free month of our subscription membership.

Invest $998.66

Get $1,500 off the purchase of your XT Pickup truck, or 2 free months of our subscription membership.

Invest $4,999.28

Get $6,500 off the purchase of your XT Pickup truck, or 1 year free of our subscription membership.

Invest $19,997.12

Get $25,000 off the purchase of your XT Pickup truck, or 3 free years of our subscription membership.

Invest $45,000+

Get an XT Pickup truck, or 6 years free of our subscription membership.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Atlis Motor Vehicle Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in

StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.93 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $593. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Description of Business

Atlis Motor Vehicles is a technology development company providing a Vehicle as a Service platform for electric heavy duty and light duty work vehicles. The company is developing electrified vehicle, infrastructure, and software platforms for work fleets. At the core of Atlis Motor Vehicles' hardware platform is a revolutionary battery technology capable of charging a full-size pickup truck in 15 minutes, and a modular system architecture capable of scaling to meet the specific vehicle or equipment application needs.

Atlis Motor Vehicles has several pillars of focus for our business that we're continuing to develop. These pillars are.

- Battery technology. Our goal is to offer a superior battery technology solution that offers unparalleled performance in charging as well as inclement weather and output performance, Atlis Motor Vehicles is poised to become a major player in the battery industry.

- XP Platform and connected vehicle technology. As we look to the future of electrification, Atlis Motor Vehicles XP Platform aims to provide a scalable technology solution with a connected cloud, mobile, service, and charging ecosystem that will provide unprecedented workflows and customer experiences moving forward. This platform of technology will be leveraged to develop new vehicle solutions quickly while minimizing costs and time The XP technology platform will allow Atlis Motor Vehicles to work quickly with strategic partners looking to develop new vehicle solutions for niche and mass-market opportunities while leveraging the vast network of capabilities we look to provide.

- Advanced charging stations. The Atlis Motor Vehicles Advanced Charging Station, or AAC, technology represents the pinnacle of charging infrastructure of the future. The goal is for this technology to boast the highest power solution to enter the market, a 1.5MW charging station, that's as simple to operate as filling up your gas vehicle today or plugging in a Tesla vehicle.

The XT Pickup truck. The flagship vehicle product offering. The XT Pickup truck aims to represent every key piece of technology Atlis Motor Vehicles is developing and how this technology can be utilized to bring capable, non-compromising vehicle solutions through electrification. The XT Pickup truck is our market entry solution into the world of work, and is just the beginning of a long line of vehicle solutions built on our XP Platform.

Sales

Atlis Motor Vehicles does not current generate sales for our software and hardware services. Atlis Motor Vehicles is in the early stages of the product and company development. Atlis Motor Vehicles' expects to begin generating sales by June 2020.

- Atlis Motor Vehicles has received $1 billion in projected reservation interest for our XT Pickup Truck. This projection is based on a predicted average sales price of Atlis XT Truck of $59,968, and using electronic reservations made on the Company's website. These reservations are non-deposit and require no down payment to place. Atlis Motor Vehicles has chosen to forego the requirement for a refundable deposit in favor of allowing reservation holders to become a potential investor in Atlis Motor Vehicles through our Regulation CF offering.

- Atlis Motor Vehicles is actively engaging in contact development with potential customers for over $1 billion in reservations interest for the XP Platform.
Expressed interest for the XP Platform is in relation to conversations currently underway with potential customers who have expressed interest in development of a specialized vehicle using our XP Platform. This expressed interest should not be taken as a guarantee of sale. Customer interest here is anonymous until further public disclosure agreements have been put in place. Dollar Value for this includes a combined expressed interest of 50,000 XP Platforms at $27,000/platform for a total of $1.35B in interest.

Supply Chain

Atlis Motor Vehicles focus on supply chain development is directed at base level suppliers capable of producing component and piece part level systems for the Atlis Motor Vehicles hardware products. Atlis Motor Vehicles will utilize domestic suppliers as much as possible to minimize logistics expenses as well as time to market related to communication delays which can occur over long physical distances.

Manufacturing

Atlis Motor Vehicles will focus on developing smaller micro factories dedicated to development and support of needed infrastructure and customer delivery of vehicles. Micro factories will be established in locations capable of handling demand and provide needed infrastructure.

First micro-factory location hopefully will be established in Mesa Arizona. Follow-on facilities will be developed once an established process is developed. Future improvements will be trickled down to each remote factory once proven.

Major production of base components will be completed in locations related to expertise and supplier logistics. Components will then be shipped to micro factories for final assembly.

Final assembly will aim to consist of marrying body, drive systems, frame, and battery pack to specific customer desired configuration.

Customer Base

Atlis Motor Vehicles aims to sell to current and future vehicle owners who use vehicles dedicated to work. This includes vehicles for construction, agriculture, maintenance, utility, mining, contractor, and other work tasks.

Atlis Motor Vehicles XP Platform will be produced for vehicle up-fitters. Bringing electrification to specialty markets where large volume manufacturing can be leveraged through a platform development effort versus building specialty vehicle platforms to meet each need.

Liabilities and Litigation

Atlis Motor Vehicles currently does not have any liabilities. Atlis Motor Vehicles is not involved in any litigation, nor does Atlis Motor Vehicles have any history of litigation.

Competitors and Industry

Competition

There are several competitors in the automotive work vehicle industry. There are currently no competitors in the platform development space. Current competitors are not offering a vertically integrated hardware, software, and infrastructure business model to the work marketspace.

General Motors/Ford/Ram(Fiat-Chrysler)/Nissan/Toyota

The 5 major OEMs develop and manufacture full-size and mid-size pickup trucks. Combined the pickup trucks make up a large% of the market share of all trucks sold in the vehicle market. Currently these major OEMs are developing electrified truck platforms. These major OEMs sell vehicles to their dealership network, and have no direct contact and interaction with their end customers.

http://carsalesbase.com/us-car-sales-analysis-2018-large-pickup-segment/

Workhorse Group

Workhorse group pickup truck division has been licensed to a new company, Lordstown Motors. Lordstown motors is developing an all electric pickup truck.

https://www.trucks.com/2016/11/07/workhorse-group-electric-pickup-trucks/

Tesla

Tesla has released the first prototype of the Tesla CyberTruck. The Tesla CyberTruck is a unibody truck design expected to compete directly with the F150.

www.tesla.com

Rivian

Rivian is an upcoming entrant to the electric vehicle space. Rivian is focusing on building adventure vehicles, including a mid-size pickup truck called the R1T and an SUV called the R1S. Rivian has purchased a plant in Normal Illinois and has substantial financial backing from Ford, Amazon, and Cox Automotive. Rivian is expected to launch their products in late 2020, using a standard dealership and direct sales business model. Rivian has hinted at a subscription business model but has not released details at this time. Rivian will partner with Ford's dealership base to manage logistics and maintenance of their vehicles.

https://rivian.com/r1t/

Current Stage and Roadmap

Our current priority is to raise funding to complete our development and testing and take us into the early small-scale manufacturing phase. This includes expanding our facilities, growing our team, deploying charging stations, and more. We have finalized many technical requirements for the vehicle, and will continue to refine these requirements as we develop the full-scale working prototype of the XT pickup truck. This effort will involve many short-term and long-term partnerships with organizations that can assist Atlis Motor Vehicles in bringing our XT pickup truck to prototype and to production. We will begin a pre-order campaign as we get closer to the start of manufacturing.

For additional information related to our current development stage, and future development timeline, please see the "Next Steps" section of the campaign page attached as Exhibit C to this Offering Memorandum.

Atlis Motor Vehicle anticipates beginning sales of the XP Platform by Q3 2020, while our XT Pickup truck is expected to begin sales by Q1 2021.

The Team

Officers and Directors

Name: Mark Hanchett

Mark Hanchett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director, Chief Executive Officer
  Dates of Service: November 09, 2016 - Present
  Responsibilities: Founded the company and runs the day to day operations of the company. Mark

Hanchett has over 10 years of product development leadership experience with 16 successfully electromechanical, software, cloud, and mobile products. Mark Hanchett brings extensive experience in engineering, product leadership, customer development and services, operations, and strategy development to Atlis Motor Vehicles. Salary: $120,000/year

Other business experience in the past three years:

- **Employer:** Axon
  Title: Director
  Dates of Service: May 01, 2013 - April 01, 2017
  Responsibilities: Leading cross-functional technical and business teams in development of the Axon hardware, firmware, and software product lines. - Developed and implemented innovative wireless ecosystem protocol capable of in... See more

Name: Glenn Reese

Glenn Reese's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP - Business Development
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Responsible for developing relationships with potential partners in operations and supply chain sectors. Glenn has continually straddled the line between finance and technology with years of experience in new technology development, engineering finance, and venture capital. Graduating with a B.S. in Finance from Xavier University and an MBA from Cornell Tech, Glenn has held numerous roles at GE Energy, GE Oil & Gas, and GE Ventures where he worked on charging network expansions, EV ride sharing, and electrified public transport. He is passionate about a future dominated by alternative energy and believes expanding access to electrification technology is key to that realization. At Atlis, he will be leveraging his background to focus on business growth, market strategy, strategic partnerships, and building the resources to bring BEV pickups to the mass market. salary: $80,000/year

Other business experience in the past three years:

- **Employer:** NextGen Venture Partners
  Title: Venture Partner
  Dates of Service: December 31, 2018 - Present
  Responsibilities: Venture Partner

Other business experience in the past three years:

- **Employer:** The Opportunity Hub
  Title: Venture Develeopment
  Dates of Service: January 01, 2018 - January 01, 2019
  Responsibilities: Venture Develeopment

Other business experience in the past three years:

- **Employer:** GE Ventures
  Title: Associate
  Dates of Service: January 01, 2017 - January 01, 2018
  Responsibilities: Associate

Name: Annie Pratt

Annie Pratt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief of Staff
  Dates of Service: November 01, 2019 - Present
  Responsibilities: As the Chief of Staff, Annie owns strategic projects and programs focused on growth and operates as the right-hand to the Leadership Team. Salary: $105,000/year

Other business experience in the past three years:

- **Employer:** Bee Glued
  Title: Co-Founder
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Co-Founder

Other business experience in the past three years:

- **Employer:** Axon
  Title: Director of consumer products
  Dates of Service: November 01, 2016 - September 01, 2019
  Responsibilities: Director of consumer products

Other business experience in the past three years:

- **Employer:** Taser International
  Title: Product manager, leadership program associate
  Dates of Service: August 01, 2014 - October 01, 2016
  Responsibilities: Product manager, leadership program associate

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than

a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Atlis Motor Vehicles will need to raise an additional $150 million over the course of 3 years before we expect to reach profitability.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our

operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational Atlis XT Pickup truck, Atlis XP Platform, and Atlis Advanced Charging Station or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Atlis XP Platform, Atlis XT Pickup truck, and Atlis Advanced Charging Station. Delays or cost overruns in the development of our Atlis XP Platform, Atlis XT Pickup truck, and Atlis Advanced Charging Station and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Atlis Motor Vehicles was formed on November 8th 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Atlis Motor Vehicles has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 8 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our patents and other intellectual property could be unenforceable or ineffective once reviews are completed.

We believe the most valuable component of our intellectual property portfolio is our patents and that part of Atlis Motor Vehicles' current value depends on the strength of these patents. Atlis Motor Vehicles intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the development of plug in electric vehicles.

There are several potential competitors who are better positioned than we are to take the majority of the market.

We will compete with larger, established Automotive Manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the plug in electric pickup truck developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Atlis Motor Vehicles' success depends on our ability to continuously raise funding, keep cost under control, and properly execute in our delivery of the Atlis Motor Vehicles XT pickup truck, Atlis Motor Vehicles XP truck platform, and Advanced Charging Station.

Atlis Motor Vehicles is a brand-new company.

Atlis Motor Vehicles was incorporated on November 9th 2016. Atlis Motor Vehicles has no history, no clients, no revenues. If you are investing in this company, it's because you think the Atlis Motor Vehicles plug in electric pickup truck is a good idea, that the IP Company will be able to secure the intellectual property rights to the Atlis Motor Vehicles plug in electric pickup truck and that the company will secure the exclusive marketing and manufacture rights to the Atlis Motor Vehicles plug in electric pickup truck from the IP Company, that we will be able to successfully market, manufacture and sell the Atlis Motor Vehicles plug in electric pickup truck, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any Atlis Motor Vehicles plug in electric pickup trucks and we plan to market an Atlis Motor Vehicles plug in electric pickup truck that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Any valuation of Atlis Motor Vehicles at this stage is pure speculation.

Atlis Motor Vehicles' valuation at this stage is based on an assumed proper equity versus offering made available as part of this crowdfunding effort. There has been no outside contributions or assessment of valuation at this time.

Atlis Motor Vehicles business success, timeline, and milestones are estimations.

Atlis Motor Vehicles business success projections and cost models are only estimates. Atlis Motor Vehicles produced these valuations based on existing business models of successful and unsuccessful efforts of other companies within the technology and market space. It should be noted that these estimations may change as Atlis Motor Vehicles continues in development of a plug in electric vehicle, charging station, as well as development of manufacturing facilities.

If we cannot continue to raise further rounds of funding, we cannot succeed

Atlis Motor Vehicles will require additional rounds of funding to complete development and begin shipments of the Atlis Motor Vehicles XT pickup truck. If Atlis Motor Vehicles is unable to secure funding, Atlis Motor Vehicles will be unable to succeed in development of the worlds best pickup truck.

Atlis Motor Vehicles will require additional capital infusion to sustain operations.

Atlis Motor Vehicles predicts that we will need to raise an additional $370 million dollars to continue operations for the following 6 years until predicted profitability can be reached. If Atlis Motor Vehicles is unable to raise adequate financing, Atlis Motor Vehicles will be unable to sustain operations for a prolonged period of time.

Risk of borrowing

Atlis Motor Vehicles may in the future injure additional debt from financial institutions in the future to sustain operational capabilities.

We are still in the development phase and have not begun revenue shipments of product

We are currently in the development phase of the Atlis Motor Vehicles XT pickup truck and have not yet started manufacturing and sales. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles, delays in material shipments, and regulatory hurdles.

We may experience delays in design and manufacturing of the Atlis Motor Vehicles XT pickup truck

We may experience significant delays in bringing the Atlis Motor Vehicles XT pickup truck to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.

We face significant barriers in development of a competitive EV in a crowded market space

Atlis Motor Vehicles faces significant technical, resource, and financial barriers in development of a battery electric vehicle intended to compete in a crowded pickup truck space. Incumbents have substantially deeper pockets, large pools of resources, and manufacturing experience. Atlis Motor Vehicles will need to contract with development partners who may have existing relationships with incumbent manufacturers, these relationships may pose a significant risk in our ability to successful develop this program.

There are significant regulatory and standard performance barriers to overcome

An automotive vehicle manufacturing must overcome significant regulatory requirements such as, but not limited to, highway and insurance safety testing, regulatory mandated safety features, manufacturing and quality control standards, as well as vehicle performance standards. Atlis Motor Vehicles inability to achieve any success in any of these standards and regulatory requirements may adversely affect our brand, business, financial goals, operation results, and product performance.

We depend on key personnel and partnerships with specific expertise

Atlis Motor Vehicles ability to successfully develop the XT pickup truck, the XP truck platform, or the Advanced Charging Station is greatly affected by our ability to identify and acquire specific expertise through personnel, partnerships, and acquisitions. If Atlis Motor Vehicles is not able to quickly identify and acquire said expertise, this may significantly affect our ability to execute delivery of the Atlis Motor Vehicles XT pickup truck, XP truck platform, or the Advanced Charging Station.

Electric Vehicle Technology is changing rapidly

There is significant development and investment into electric vehicle technology being made today. Such rapidly changing technology conditions may adversely affect Atlis Motor Vehicles' ability to continuously remain a market leader, provide superior product performance, and an outstanding customer experience.

We are substantially at risk of unfavorable regulations

Motor vehicles are subject to substantial regulation under international, federal, state, local and foreign laws regarding safety, performance, and import regulations. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

If we are unable to control the cost of development, cost of manufacturing, and cost of operations of Atlis Motor Vehicles, our business may be substantially affected.

If we are unable to maintain substantially lower cost of manufacturing, developing, design, distributing, and maintaining our vehicles, we may incur significant cost increases which can be material substantial to the operation of our business. We have made, and will continue to make substantial investments into the development of Atlis Motor Vehicles, such investments may have unforeseen costs that we have been unable to accurately predict, which may significantly impact our ability to execute our business as planned. Atlis Motor Vehicles will face significant costs in development and purchasing of materials required to build the XT pickup truck, XP truck platform, and Advanced Charging Station through external partnerships. These purchases are subject to conditions outside the control of Atlis Motor Vehicles and as such, these conditions may substantially affect our business, product, brand, operational, and financial goals.

If our vehicles fail to meet performance goals, we may be required to perform recalls

If the Atlis Motor Vehicles' XT pickup truck, XP truck platform, or Advanced Charging Station are unable to meet performance and quality criteria, we may be require to perform product recalls to address said concerns. A product recall can have substantial cost related to performing such corrective actions. Although Atlis Motor Vehicles will perform significant internal testing and qualifications, as well as external qualifications through approved 3rd party vendors against industry standards and regulatory requirements, there will be unperceived conditions which may negatively impact the customer or Company expected performance and safety of our vehicles. As such, Atlis Motor Vehicles may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect our financial goals, operation results, brand, business, and products.

If we are unable to provide significant charging stations, our business success may be substantially affected

A significant portion of our success is our ability to deploy the appropriate number of charging stations, in strategic locations relative to our customers and customer behaviors. If Atlis Motor Vehicles is unable to deploy charging stations to specified locations, this may negatively affect our brand, business, financial goals, operational results, and product success in the market. As such, to meet said availability requirements, Atlis Motor Vehicles will require significant capital investments to rapidly deploy said Advanced Charging Stations, as well as development of relationships with third party members who can assist in deployment of said charging stations.

If we are unable to address service requirements, we may negatively affect our customer experience.

As such, Atlis Motor Vehicles will require service capabilities be stablished in locations within close proximity to our XT pickup truck and XP truck platform owners. Atlis Motor Vehicles ability to engage with 3rd party operates service stations, as well as our ability to established company operated locations, will be critical to the success of developing a positive customer experience.

We may become subject to product liability litigation and complaints.

While Atlis Motor Vehicles will work diligently to ensure that we meet all company and regulatory safety requirements. It is possible that through no known circumstances or conditions of our control, the risk of product liability claims and adverse publicity may occur when manufacturing, developing, marketing, and sales of an automotive vehicle.

We may be inherently subjected to conditions which permit only a single source supplier for specific components necessary to develop and manufacture the Atlis Motor Vehicles XT pickup truck, XP truck platform, and Advanced Charging Station.

Atlis Motor Vehicles will continuously and diligently work towards obtaining multiple sources of materials and components to mitigate risk in our supply chain. However, it is possible that specific components or solutions required to manufacturer an electric vehicle may be subject to intellectual properly, material availability, or expertise owned solely by a single supplier. A condition such as a single source supplier may hinder our ability to secure cost, schedule, and long term viability of Atlis Motor Vehicles XT pickup truck, XP truck platform, or Advanced Charging Station.

Our Founder, Mark Hanchett, owns a majority of the available shares

Our Founder, Mark Hanchett, currently owns a majority of the outstanding shares of Atlis Motor Vehicles. As such, Mark Hanchett's interest may differ from minors share holders interest. As such, Mark Hanchett can control management direction and most corporate matters require stock holder approval.

We have no history in the Automotive market

Although Atlis Motor Vehicles will take significant steps in building brand awareness in the automotive market, Atlis Motor Vehicles is a new company and currently has no history in the automotive market. As such, it is possible that Atlis Motor Vehicles lack of history may impact our brand, business, financial goals, operation performance, and products.

We have a pending patent application that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has one pending application for its trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Hanchett	10,000,000	Common Stock	66.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 172,295 of Common Stock.

Common Stock

The amount of security authorized is 17,857,143 with a total of 15,146,170 outstanding.

Voting Rights

1 vote per share

Material Rights

Common Stock

The Company is authorized to issue up to 17,857,143 shares of common stock. There are a total of 15,146,170 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, $0.29 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,066,607.53
  Number of Securities Sold: 3,677,957
  Use of proceeds: Product Development Develop the prototype Atlis Motor Vehicles Advanced Charging Station Develop the prototype Atlis Motor Vehicles 100T pickup truck Facilities and Location Establish a permanent residence and prototype facility will be established. Two locations are currently in the running. Team Members Atlis Motor Vehicles will bring on full-time team members who have previously worked part time on efforts Atlis Motor Vehicles will lean on industry experts to assist in developing prototype components and final vehicle assembly. Seed Funding Campaign Continue social media campaign to raise funding Create campaign video for Startengine.com page. Vehicle interest campaign Launch marketing campaign to take pre-order interest for the Atlis Motor Vehicles PEV Pickup truck.
  Date: February 28, 2019
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Employee Distribution - Founder
  Date: November 08, 2016
  Offering exemption relied upon: Employee Distribution

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 150,000
  Use of proceeds: Employee Distribution
  Date: May 01, 2019
  Offering exemption relied upon: Employee Distribution

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 130,000
Use of proceeds: Employee Distribution
Date: May 01, 2019
Offering exemption relied upon: Employee Distribution

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 130,000
  Use of proceeds: Employee Distribution
  Date: May 01, 2019
  Offering exemption relied upon: Employee Distribution

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 130,000
  Use of proceeds: Employee Distribution
  Date: May 01, 2019
  Offering exemption relied upon: Employee Distribution

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 130,000
  Use of proceeds: Employee Distribution
  Date: May 01, 2019
  Offering exemption relied upon: Employee Distribution

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 120,000
  Use of proceeds: Employee Distribution
  Date: May 01, 2019
  Offering exemption relied upon: Employee Distribution

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 100,000
  Use of proceeds: Employee Distribution
  Date: May 01, 2019
  Offering exemption relied upon: Employee Distribution

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 75,674
  Use of proceeds: Employee Distribution
  Date: November 01, 2019
  Offering exemption relied upon: Employee Distribution

- **Name**: Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 50,000
Use of proceeds: Employee Distribution
Date: March 01, 2019
Offering exemption relied upon: Employee Distribution

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 50,000
  Use of proceeds: Employee Distribution
  Date: March 01, 2019
  Offering exemption relied upon: Employee Distribution

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $19,999.85
  Number of Securities Sold: 68,965
  Use of proceeds: Investment - Private
  Date: October 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,350.00
  Number of Securities Sold: 15,000
  Use of proceeds: Stock Purchase
  Date: May 21, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $6,090.00
  Number of Securities Sold: 21,000
  Use of proceeds: Stock Purchase
  Date: May 21, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000
  Use of proceeds: Employee Distribution
  Date: December 01, 2019
  Offering exemption relied upon: Employee Distribution

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,000.13
  Number of Securities Sold: 6,897
  Use of proceeds: Stock Purchase
  Date: February 28, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,995.25

Number of Securities Sold: 17,225
Use of proceeds: Continued Operations
Date: February 28, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $1,500.17
Number of Securities Sold: 5,173
Use of proceeds: Continued Operations
Date: September 17, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $10,000.07
Number of Securities Sold: 34,483
Use of proceeds: Continued Operations
Date: September 17, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $5,000.18
Number of Securities Sold: 17,242
Use of proceeds: Continued Operations
Date: September 18, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $2,000.13
Number of Securities Sold: 6,897
Use of proceeds: Continued Operations
Date: September 17, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $4,500.22
Number of Securities Sold: 15,518
Use of proceeds: Continued Operations
Date: September 18, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $1,100.26
Number of Securities Sold: 3,794
Use of proceeds: Continued Operations
Date: September 18, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $3,000.15
Number of Securities Sold: 10,345

Use of proceeds: Continued Operations
Date: September 18, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $58,000.00
  Number of Securities Sold: 200,000
  Use of proceeds: Continued Operations
  Date: May 02, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial Condition

The company, Atlis Motor Vehicles Inc, does not current generate revenue. Atlis Motor Vehicles operations are supported through investments from previous Regulation Crowd Funding campaigns as well as private contributions from founders and individual investors.

Atlis Motor Vehicles operations continues to rely on incoming investments from regulation crowdfunding, private, and related parties. All of Atlis Motor Vehicles operational expenses have been related to continued development of the Advanced Battery Pack, XP Platform, and the XT Pickup truck.

Results of Operation

We have not yet generated revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until late 2020. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate we can operate the business for 2 months without revenue generation.

Year Ended December 31, 2017

Revenue

Revenue for Fiscal year 2017 was $0.

Cost of Sales

Cost of Sales in 2017 was $0

Gross Margins

Gross Margin in 2017 was $0

Expenses

The company had expenses of $50,581 as of December 31, 2017. The company expenses for the year 2017 include legal, R&D, travel, and utility expenses.

In 2017 no salaries were taken and the team was small.

Year ended December 31, 2018

Revenue

Revenue for fiscal year 2018 was $0. Atlis Motor vehicles does not currently generate revenue, and does not foresee revenue generation being conducted until launch of the XP Platform and XT pickup truck in 2020.

Cost of Sales

Cost of Sales in 2018 was $0

Gross Margins

Gross Margins in 2018 was $0.

Expenses

The company had expenses of $595,756 as of December 31, 2018. The company's expenses for the year 2018 include legal, R&D, Marketing, travel, and utility expenses. From 2017 to 2018 we hired key technical and leadership roles and saw an increase in salaries to roughly $200k from $0 in 2017.

Atlis Motor Vehicles incurred additional expenses in 2018 due to increased R&D spending in relation to the XP Platform development and Advanced Battery Pack proof of concept. Atlis Motor Vehicles incurred additional Marketing expenses in 2018 in relation to regulation CrowdFunding activities. Atlis Motor Vehicles incurred additional utility expenses in 2018 in relation to development of advanced capabilities at our main headquarters in Mesa, Arizona. Atlis Motor Vehicles incurred travel expenses related to team member travel from remote working locations in 2018.

2019 YTD

Revenue

Revenue for fiscal year 2019 will be $0. Atlis Motor vehicles does not currently generate revenue, and does not foresee revenue generation being conducted until launch of the XP Platform and XT pickup truck in 2020.

Cost of Sales

Cost of Sales in 2019 will be $0

Gross Margins

Gross Margins in 2019 will be $0

Expenses

Expenses in 2019 will be comparable to those of 2018. Expenses for 2019 will include include legal, R&D, Marketing, travel, and utility expenses. We've made some talent changes in 2019 but will not see a significant change in salaries paid this year.

2019 Salaries are $500,000, up from $200,000 in 2018 due to the extended time period in which new hires were employed.

Atlis Motor Vehicles incurred R&D expenses in 2019 due to continued efforts in the development of the XT Pickup truck, XP Platform, the Advanced Charging Station, and the Advanced Battery Cell. Atlis Motor Vehicles incurred additional Marketing expenses in 2019 in relation to regulation CrowdFunding activities. Atlis Motor Vehicles incurred additional utilities expenses in 2019 in relation to development of advanced capabilities at our main headquarters in Mesa, Arizona. In 2019, Atlis Motor Vehicles incurred additional travel expenses in relation to team member travel from remote working locations as well as team travel to business development events.

Futures

Revenue

Atlis Motor vehicles foresees revenue generation being conducted until launch of the XP Platform and XT pickup truck in 2020.

Cost of Sales

Cost of Sales in 2020 will be comparable to Revenue and will decrease significantly over time as production quantities scale.

Gross Margins

Cost of Sales in 2020 will be $0 and will increase significantly over time as production quantities scale.

Expenses

Expenses in 2020 will include include Personnel, Legal, R&D, Production Equipment, Marketing, Travel, and Utility expenses. To begin production of the XP Platform and XT Truck we will need to hire additional engineers and business leaders. We will build out our production facility and place initial orders for key components. Atlis Motor Vehicles will be raising additional funding to support the increase in expenses in the later half of 2020 and beyond.

Historical results and cash flows:

Anticipated Plan of Operations

Atlis Motor Vehicles is currently seeking $1,069,995 of proceeds from a Regulation CF offering. Atlis Motor Vehicles intends to use said proceeds to continue development of the XP Platform and Atlis Advanced Battery Cell.

December 2019 to February 2020

* Launch and Close Regulation CF offering.

* Launch subsequent offering for additional capital.

December 2018 to July 2020

* Complete development of XP Platform with direct vehicle integrations for key customers interested in XP platform product solutions.

** Products Include, but will not be limited to: Refrigerated Box Truck, Last mile delivery vehicle.

* Complete Development of the Atlis Motor Vehicles Advanced Battery Pack

* Complete Development of the Atlis Motor Vehicles Advanced Charging Station

December 2018 to December 2020

* Continue Development of the XT Pickup truck.

* Deliver Single XT Pickup Truck manufacturing prototype to key customer.

Financial Milestones

Atlis Motor Vehicles is investing for continued development of the XT Pickup Truck, the XP Platform, and the Advanced Charging Station, as well as continued growth of the Atlis Motor Vehicles brand.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2018 Atlis Motor Vehicles has a balance of ($2,200.00) of cash available. Atlis Motor Vehicles has a revolving line of credit with Kabbage.com of 11,762.65. As of November 3rd 2019, Atlis Motor Vehicles currently has 1,999.65 of available credit for operational support.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised as part of this campaign are critical to Atlis Motor Vehicles' continued success. Atlis Motor Vehicles will utilize these funds to faciliate on going operations and development of the XT Pickup truck, XP Platform, and the Advanced Battery pack as well as the Advanced Charging Station.

Atlis Motor Vehicles is actively pursuing additional funding sources and will continue to pursue additional funding sources in parallel to this crowdfunding offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Theses funds are critical to continued operations of the company. Existing funding has primarily been sourced through crowd funding operations, while additional funding has been provided through private investments from individual investors looking to help Atlis Motor Vehicles maintain operations and continue development of the XT Pickup truck, XP Platform, Advanced Charging Station, and Advanced Battery Pack.

Atlis Motor Vehicles will need to raise an additional $150 million over the course of 3 years before we expect to reach profitability.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Atlis Motor Vehicles will be able to sustain operations for a minimum of 1 months unless greater than our minimum raise is achieved.

Major expenses for Atlis Motor Vehicles will include, but are not limited to, the salaries of employees and leadership team members, material purchases required to the product prototype and early manufacturing vehicles, office suppliers, and development facilities. Additional expenses related to sale of product as well as equipment may be purchases through debt financing.

How long will you be able to operate the company if you raise your maximum funding goal?

Atlis Motor Vehicles will be able to maintain operations for 3 months if our maximum financing goal is achieved.

Major expenses for Atlis Motor Vehicles will include, but are not limited to, the salaries of employees and leadership team members, material purchases required to product prototype and early manufacturing vehicles, office suppliers, and development facilities. Additional expenses related to sale of product as well as equipment may be purchases through debt financing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Atlis Motor Vehicles currently has no existing future sources of funding. Atlis Motor Vehicles is pursuing private investments in funding to achieve our goal of launching the Atlis XT Pickup truck.

Atlis Motor Vehicles must raise a minimum of $50 million in 2020 to sustain operations and continued growth of the company. Atlis Motor Vehicles must raise a minimum of $100 million in 2021 to sustain continued growth and operations of the company.

Indebtedness

- **Creditor:** Founder
  Amount Owed: $24,124.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2020

- **Creditor:** Kabbage
  Amount Owed: $12,500.00
  Interest Rate: 31.84%
  Maturity Date: January 15, 2020

- **Creditor:** Kabbage
  Amount Owed: $900.00
  Interest Rate: 35.49%
  Maturity Date: February 27, 2020

- **Creditor:** Kabbage
  Amount Owed: $4,700.00
  Interest Rate: 30.44%
  Maturity Date: April 10, 2020

- **Creditor:** Kabbage
  Amount Owed: $2,100.00
  Interest Rate: 39.45%
  Maturity Date: May 07, 2020

Related Party Transactions

- **Name of Entity:** Mark Hanchett
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mark Hanchett loaned money to Atlis Motor Vehicles to ensure continued operations in the business.
  Material Terms: There are no material terms. Loan will be paid back as appropriate to ensure continued operation of the business. As of December 1, 2019 the company owes Mark Hanchett $20,483.49.

Valuation

Pre-Money Valuation: $89,816,788.10

Valuation Details:

Atlis Motor Vehicles uses an average of the terminal valuation and P/E calculation used by venture capital firms to determine an appropriate valuation of Atlis Motor Vehicles based on a 5 year projection. The Company set its valuation without a formal-third party independent valuation.

Methods of Calculation

https://thebusinessprofessor.com/knowledge-base/venture-capital-method/

Terminal Valuation

Terminal value = 2 x $576,413,000 = $1,152,826,000

Post-Money Valuation = $1,152,826,000 / 12.5 = $92,226,080

P/E Valuation

Projected Post tax earnings = 15% x $576,413,000 = $86,461,950

Automaker P/E Average: 13.29

Terminal Value = 13.29 x $86,461,950 = $1,149,079,315

Post Money Valuation = $1,149,079,315 / 12.5 = $91,926,345.24

Pre-Money Valuation = $91,926,345.24 - 1,000,000 = $90,926,345.24

Average Valuation

Average Valuation = ($92,226,080 + $90,926,345.24)/2 = $91,576,212.62

Based on number of outstanding shares and shares offered. Atlis Motor Vehicles has determined that the fair valuation of our organization for investors at this stage is a pre-money valuation of $91,576,212.62.

APPENDIX: TRUCK PRICING AND REVENUE ESTIMATIONS

The Atlis XT Truck is priced competitively with ICE trucks of similar capabilities made by Ford, General Motors, and Dodge. We compete directly in performance, capability, and price, but we also offer the cost-savings and convenience of an electric vehicle.

The Atlis subscription ownership model includes warranty, insurance, and vehicle ownership, and our pricing decreases the typical total cost of pickup truck ownership drastically.

We have designed the Atlis XT with modularity in mind. To deliver a high-performance pickup at a competitive price, we designed the majority of the parts from scratch and will manufacture them ourselves. This is more design work upfront but allows us to remove added costs of sourcing parts from suppliers.

As our production forecast increases, our projected Cost of Goods for the XT Truck decreases significantly over time, from $70,400 in our first year of production to <$20,000 by our seventh year of production

We currently have over $1 Billion in Atlis XT reservations. This projection is based on a predicted average sales price of Atlis XT Truck of $59,968, and using electronic reservations made on the Company's website. These reservations have come in organically with minimal marketing and no live product betas. As we begin production and have product in the field. These reservations require no down payment to place. Atlis Motor Vehicles has chosen to forgoe the requirement for a refundable deposit in favor of allowing reservation holders to become a potential investor in Atlis Motor Vehicles through our regulation CF security offering.

By partnering with influencers and industry leaders, we plan to drive massive interest to Atlis. Work trucks set the precedent for which brands recreational truck owners are excited about, so by launching with major partners in Agriculture, Construction, and Logistics industries we plan to see direct-to-consumer interest follow. We already have received tons of interest from the social media influencers in the trucking world, and we are excited to partner with them to grow Atlis awareness even more.

We have interest from global brands in the Agriculture, Construction, and Logistics industries. Based on initial conversations, we have received interest in well over 50,000 vehicles. So far we have no sales team and have made minimal outbound sales effort. Once we are closer to mass production, we will stand up an outbound sales team to generate new opportunities. We expect to have an opportunity funnel for over

250,000 vehicles in the first five years.

APPENDIX: VALUATION COMPARISONS

Nikola Motor Company

  * (https://www.crunchbase.com/organization/nikola-motor-company)

   * Raised $10M at a $1B valuation in December 2017 https://www.ttnews.com/articles/wabco-invests-10-million-nikola

   * Post-money valuation in the range of $1B to $10B (https://www.crunchbase.com/search/organization.privcos/field/organizations/privco_valuation_range/v_01000000 as of Sep 3, 2019 according to PrivCo.

   * Has raised $461.7M over three rounds. Nikola is still pre-production and expecting to enter full production in 2022

Rivian

  * (https://news.crunchbase.com/news/rivian-automotive-receives-350m-in-third-investment-this-year/)

   * Raised $1M on July 30th, 2013. https://www.sec.gov/Archives/edgar/data/1537332/000153733212000001/xslFormDX01/primary_doc.xml

   * Raised $200 million from Standard Chartered Bank and Sumitomo Corporation on May 23, 2018. https://www.crunchbase.com/funding_round/rivian-automotive-debt-financing—24d7d802#section-lead-investors (https://www.crunchbase.com/funding_round/rivian-automotive-debt-financing%E2%80%9424d7d802#section-lead-investors)

   * Raised $700 million in a round led by Amazon in February 2019, $500 million from Ford Motors in April 2019, and $350 million from Cox Automotive in September 2019.

   * $1.7 billion in total funding (https://www.crunchbase.com/search/funding_rounds/field/organizations/funding_total/rivian-automotive) (corporate rounds and debt financing), according to Crunchbase data.

APPENDIX: COMPETITIVE PRICING

  * *Atlis XT Base model: $45,000 or $700/month *

   * Savings: $1,128/month

   * 300 mile range, 6.5' bed, SRW, Standard Interior, P&T 1000 lb payload, 6000 lb hitch towing, 20,000 fifth wheel)

   * Comparable to:

     * Ford F-250, $38,890 or $579/month

     * Chevy Silverado: $41,190 or $489/mo

     * Dodge RAM 2500, $42,319 or $655/month

   * Base model competitors' cost of ownership today: $1,828/month

     * 72 month financing: $600/mo

     * Insurance: $250/month

     * Fuel: $200/month

     * Avg. Repair Cost: $778/yr ($64.83/mo)

* *Atlis XT Average configuration: $64,300 or $1000/month *

   * Savings: $1,028/month

   * 400 mile range, 6.5' bed, SRW, Premium Interior, P&T 1000 lb payload, 6000 lb hitch towing, 20,000 fifth wheel)

   * Comparable to:

      * Ford F-250 King Ranch, $62,290 or $927/month

      * Chevy

      * Dodge RAM 2500, $52,925 or $813/month

   * Average model competitors' cost of ownership today: $2,028/month

      * 72 month financing: $800/mo

      * Insurance: $250/month

      * Fuel: $200/month

      * Avg. Repair Cost: $778/yr ($64.83/mo)

  * *Atlis XT **Maximum configuration: $93,300 or $1250/month*

   * Savings: $1214/month

   * 500 mile range, 8' bed, DRW, Premium Interior, P&T 5000 lb payload, 17,000 lb hitch towing, 35,000 fifth wheel)

   * Comparable to:

      * Ford F-350 Lariat, $77,240 or $1149/month

      * Chevy

      * Dodge RAM 3500, $76,212 or $1159/month

   * Average model competitors' cost of ownership today: $2,428/month

      * 72 month financing: $1100/mo

      * Insurance: $250/month

      * Fuel: $300/month

      * Avg. Repair Cost: $778/yr ($64.83/mo)

APPENDIX: COGs Breakdown

  * XT Truck Cab: $21,500 year 1, $7,600 year 5

   * Cab & Bed body: $1200 for years 1-5

   * Floor Plan: $1100 down to $300 by year 5

   * Cab Side Structure: $600 down to $300 by year 5

   * Seats: $1700 down to $500 by year 5

   * Electronics for Doors & Windows: $5000 down to $1400 by year 5

   * Doors: $2900 down to $800 by year 5

* Headliner & Components: $1000 down to $300 by year 5

* Bumpers: $2000 down to $500 by year 5

* Tailgate: $500 down to $200 by year 5

* Fenders: $1900 down to $500

* Hoods: $400 down to $200 by year 5

* Windshield: $500 down to $200 by year 5

* Pickup Bed: $1500 down to $700 by year 5

* XP Platform: $48,900 year 1, $22,100 year 5

* Batteries: $26,600 and scale to $15,100 by year 5

* Drive Train: $7,000 down to $1900 by year 5

* Brakes: $700 down to $300 by year 5

* Suspension: $1100 down to $500 by year 5

* Wheels: $800 down to $200 by year 5

* Frame: $1400 down to $700 by year 5

* Steering: $1300 down to $400 by year 5

* Other: $10,000 down to $3,000 by year 5

Assumptions:

* Volume discounts expected: scales to 40% by year 5 when producing over 10,000 vehicles/yr

* We will produce our own suspension, frame, cab, and bed from the beginning.

* Total weight of cab & bed: 1,500 lbs based on current design

* Projected increase in cost for aluminum, steel, and all non-battery parts: 2% YOY

* Based on industry trends, battery production costs decrease by 20% over next five years

* Based on industry trends, battery retail costs decrease by 26% over next five years

* Projection uses retail cost of drive train, doors & windows electronics, . Producing these components ourselves starting year 4 will drop total COGs for Vehicles

Use of Proceeds

If we raise the Target Offering Amount of $9,997.98 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  23.0%
  Funds will be used for continued development of the Atlis Motor Vehicles XP Platform. This includes additional resources, material purchases, and equipment purchases,

- *Operations*
  13.5%
  Fund will be put towards lease of additional space for Atlis Motor Vehicles corporation.

- *Company Employment*
  60.0%
  Atlis Motor Vehicles will use additional funds to bring on new team members in engineering, operations, and facilities management.

If we raise the over allotment amount of $1,021,709.35, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  40.94%
  Continued development of the motor systems, controller systems, vehicle control systems, brake systems, battery pack, and charging systems.

- *Company Employment*
  42.06%
  Employee Salaries and new hires.

- *Operations*
  13.5%
  New facilities and equipment

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at atlismotorvehicles.com (https://www.atlismotorvehicles.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/atlis-motor-vehicles-3

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Atlis Motor Vehicle Inc.

[See attached]

ATLIS MOTOR VEHICELS, INC.

Audited Financial Statements For The Years Ended December 31, 2018 and 2017



Jason M. Tyra CPA PLLC

Independent Auditor's Report

To Management
Atlis Motor Vehicles, Inc.
Mesa, AZ

We have audited the accompanying balance sheet of Atlis Motor Vehicles, Inc. as of October 15, 2019, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlis Motor Vehicles, Inc. as of October 15, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Jason M. Tyra, CPA, PLLC
Dallas, TX
October 15, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

ATLIS MOTOR VEHICLES, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

		2018		2017
ASSETS				
CURRENT ASSETS				
Cash	$	(2,200)	$	1,500
TOTAL CURRENT ASSETS		(2,200)		1,500
NON-CURRENT ASSETS				
Fixed Assets		20,648		-
Accumulated Depreciation		(4,130)		-
TOTAL NON-CURRENT ASSETS		16,518		-
TOTAL ASSETS		14,317		1,500
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accrued Taxes Payable		40,831		-
TOTAL CURRENT LIABILITIES		40,831		-
NON-CURRENT LIABILITIES				
Related Party Loan		24,124		52,081
Loan Payable		41,174		-
Accrued Interest Payable		2,988		-
TOTAL LIABILITIES		109,117		52,081
SHAREHOLDERS' EQUITY				
Common Stock (17,857,143 shares authorized;		1,478		-
14,782,630 issued; $0.0001 par value)				
Additional Paid in Capital		550,056		-
Retained Earnings (Deficit)		(646,337)		(50,581)
TOTAL SHAREHOLDERS' EQUITY		(94,803)		(50,581)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	14,317	$	1,500

ATLIS MOTOR VEHICLES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ -	$ -
Gross Profit	-	-
Operating Expense		
Salaries	209,595	-
Advertising	147,355	3,029
Research & Development	106,720	26,612
Legal & Professional	77,806	5,797
General & Administrative	30,234	13,528
Payroll Taxes	14,563	1,615
Depreciation	4,130	-
	590,402	50,581
Net Income from Operations	(590,402)	(50,581)
Other Income (Expense)		
Interest Expense	(5,354)	
Net Income	$ (595,756)	$ (50,581)

Audited- See accompanying notes.

ATLIS MOTOR VEHICLES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (595,756)	$ (50,581)
Change in Accrued Payroll Tax Payable	40,831	-
Depreciation	4,130	
Net Cash Flows From Operating Activities	(550,795)	(50,581)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(20,648)	-
Net Cash Flows From Investing Activities	(20,648)	-
Cash Flows From Financing Activities		
Issuance of Related Party Loan	(27,956)	52,081
Issuance of Loan Payable	41,174	-
Increase in Accrued Interest	2,988	
Issuance of Common Stock	1,478	-
Increase in Additional Paid In Capital	550,056	-
Net Cash Flows From Financing Activities	567,740	52,081
Cash at Beginning of Period	1,500	-
Net Increase (Decrease) In Cash	(3,703)	1,500
Cash at End of Period	$ (2,200)	$ 1,500

ATLIS MOTOR VEHICLES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	in Capital		Equity
Balance at December 31, 2016		$ -	$ -	$ -	$ -
Issuance of Stock		-	-		-
Net Income				(50,581)	(50,581)
Balance at December 31, 2017		$ -	$ -	$ (50,581)	$ (50,581)
Issuance of Stock	14,782,630	1,478	550,056		551,534
Net Income				(595,756)	(595,756)
Balance at December 31, 2018	14,782,630	$ 1,478	$ 550,056	$ (646,337)	$ (94,803)

Audited- See accompanying notes.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Atlis Motor Vehicles, Inc. ("the Company") is a corporation organized under the laws of Delaware and domiciled in Arizona. The Company intends to develop and manufacture electric vehicles and other energy sustainable products.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained net losses of $597,122 in 2018 and $50,581 in 2017 and had no cash available as of January 1, 2019.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to meet obligations and further operations through a Reg CF campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 15, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, passing regulatory testing, meeting manufacturing and environmental requirements, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Stockholders' Equity

During 2018, the company issued 14,782,630 shares of common stock at Par Value $0.0001.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Accrued Taxes Payable

During 2018 the company accrued $40,831 in payroll taxes payable.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Arizona.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company issued a note to a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note Payable"). The note does not accrue interest and is payable at a future date to be determined by management. During 2018 and 2017, the Company capitalized no interest related to the note.

In 2018, the company issued a series of notes payable in exchange for cash for the purpose of funding continuing operations ("the Note Payable"). The notes accrue an annual interest rate of 35.6% and are payable in June 2019. During 2018, the Company capitalized approximately $2,988 in interest related to the notes. Minimum monthly payments are equal to $4,872.

In 2019, the company the company issued an additional $24,400 of notes payable in exchange for cash for the purpose of funding continuing operations. The notes accrue an annual interest rate of 32.5% and are payable in December 2019.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 15, 2019, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The average person will spend 140,000 hours at work

We want to make it a little bit better

The Atlis truck is for those who work hard

the builders

the farmers

the providers

the fleet owners

and the weekend warriors

we've got work to do

and more important things to think about

than this

and this

we know the future is electric

but electric vehicles require compromise

compromise on range

compromise on capability

compromise on experience

at Atlis motor vehicles, we believe you should compromise on nothing

Last year over 2,000 investors just like you said they believe in our vision and supported us with over 1 million dollars in investments.

With that funding, we designed our vehicle and assembled our modular chassis.

But at atlis motor vehicles, its not just about creating another automotive company.

We are creating a family of products that will change the way you live and work

With your continued support, over the next few years we will create over 5,000 jobs, setup production right here in the United States, and launch the XT pickup truck.

Together we can build a better future, invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.